Exhibit 14

Code of Business Conduct and Ethics for
ImmuCell Corporation (the “Company”)

The Board of Directors of the Company has adopted the following Code of Business Conduct and Ethics for directors, officers and employees of the Company.  This Code is intended to focus each director, officer and employee on areas of ethical risk, provide guidance to such persons to help them recognize and deal with ethical issues, provide mechanisms to report unethical conduct and help foster a culture of honesty and accountability.  Each director, officer and employee must comply with the letter and spirit of this Code.

No code or policy can anticipate every situation that may arise.  Accordingly, this Code is intended to serve as a source of guiding principles for directors, officers and employees.  Each director, officer and employee is encouraged to bring questions about particular circumstances that may implicate one or more of the provisions of this Code to the attention of their superior or any member of the Sarbanes-Oxley Committee or to the Audit Committee, who may consult with outside legal counsel, as appropriate.  The Sarbanes-Oxley Committee is comprised of employees representing each functional department of the Company.  The Audit Committee members are listed in the Company’s annual Proxy Statement. Copies of the Proxy Statement are available at the front desk. Please consult with the President and CEO or any member of the Audit Committee for a current listing of the members of these committees.

General Employee Conduct

Because the Company is a publicly traded company that is subject to federal securities laws, the Company and its employees must, at all times, comply with all applicable laws and regulations, including the Sarbanes-Oxley Act of 2002. The Company will not condone the activities of employees who achieve results through violation of the law or unethical business dealings. This includes any payments for illegal acts, indirect contributions, rebates, and bribery. The Company does not permit any activity that cannot withstand the closest possible public scrutiny.  All business conduct should be well above the minimum standards required by law. Accordingly, employees must ensure that their actions cannot be interpreted as being, in any way, in contravention of the laws and regulations governing the Company’s operations.  Employees uncertain about the application or interpretation of any legal requirements should refer the matter to their superior or any member of the Sarbanes-Oxley Committee or the Audit Committee, who may consult with outside legal counsel, as appropriate.

Such legal compliance shall include, without limitation, compliance with “insider trading” prohibitions governing trading in the Company’s stock.  Generally, directors, officers and employees who have access to or knowledge of material non-public information from or about the Company are not permitted to buy, sell or otherwise trade in the Company’s stock, whether or not they are using or relying upon that information.  This restriction extends to sharing or tipping others about such information.  Please consult with the Company’s written policy on insider trading for more details.

The Company’s reputation depends on the conduct of its employees.  Every employee of the Company must play a part in maintaining the Company’s reputation for the highest ethical standards.  The Company expects its employees to conduct themselves in a businesslike manner. Drinking alcohol, taking illegal drugs, gambling, fighting, swearing, and similar unprofessional activities are strictly prohibited while on the job.  Employees must not engage in sexual harassment, or conduct themselves in a way that could be construed as such, for example, by using inappropriate language, keeping or posting inappropriate materials in their work area, or accessing inappropriate materials on their computers.

Conflicts of Interest

The Company expects that employees will perform their duties conscientiously, honestly, and in accordance with the best interests of the Company. Employees must not use their position or the knowledge gained as a result of their position for private or personal advantage.   All directors, officers and employees of the Company have a duty of loyalty to the Company, and must therefore avoid any actual or apparent conflict of interest with the Company.  A “conflict of interest” exists whenever an individual’s private interests interfere or conflict in any way (or even appear to interfere or conflict) with the interests of the Company as a whole.  It is almost always a conflict of interest for a Company employee to work simultaneously for a competitor, customer or supplier.  You are not permitted to work simultaneously for a competitor, including as a consultant or board member.  The best policy is to avoid any direct or indirect business connection with the Company’s customers, suppliers or competitors, except on behalf of the Company.   Regardless of the circumstances, if employees sense that a course of action they have pursued, are presently pursuing, or are contemplating pursuing may involve them in a conflict of interest with the Company, they should immediately communicate all the facts to their superior or to a member of the Sarbanes-Oxley Committee or the Audit Committee.

Loans to, or guarantees of obligations of, employees, officers and directors may create conflicts of interest.  Federal law prohibits loans to directors or officers made after July 30, 2002.

Corporate Opportunities

Directors, officers and employees owe a duty to the Company to advance its legitimate interests when the opportunity to do so arises.  Directors, officers and employees are prohibited from a) taking for themselves personally opportunities that properly belong to the Company or are discovered through the use of Company property, information or position; b) using Company property, information or position for personal gain; and c) competing with the Company.

Outside Activities, Employment, and Directorships

All employees share a serious responsibility for the Company’s good public relations, especially at the community level. Their readiness to help with charitable, educational, and civic activities brings credit to the Company and is encouraged. Employees must, however, avoid acquiring any business interest or participating in any other activity outside the Company that would, or would appear to:

•	Create an excessive demand upon their time and attention, thus depriving the Company of their best efforts on the job; or

•	Create a conflict of interest—an obligation, interest, or distraction—that may interfere with the independent exercise of judgment in the Company’s best interest.

Relationships With Clients, Suppliers, Prospective Business Associates and Government Officials

Employees should avoid investing in or acquiring a financial interest for their own accounts in any business organization that has a contractual relationship with the Company, or that provides goods or services, or both to the Company, if such investment or interest could influence or create the impression of influencing their decisions in the performance of their duties on behalf of the Company. Also, employees may not offer or make bribes or similar payments, favors or inducements to customers, potential customers, government officials, and others having business dealings or potential business dealings with the Company, to advance their own interests or the perceived interests of the Company.

Gifts, Entertainment, and Favors

Employees must not accept entertainment, gifts, or personal favors that could, in any way, influence, or appear to influence, business decisions in favor of any person or organization with whom or with which the Company has, or is likely to have, business dealings. Similarly, employees must not accept any other preferential treatment under these circumstances because their position with the Company might be inclined to, or be perceived to, place them under obligation.

Kickbacks and Secret Commissions

Regarding the Company’s business activities, employees may not receive payment or compensation of any kind, except as authorized under the Company’s remuneration policies. In particular, the Company strictly prohibits the acceptance of kickbacks and secret commissions from suppliers or others. Any breach of this rule will result in disciplinary action, up to and including immediate termination and prosecution to the fullest extent of the law.

Company Funds and Other Assets

The Company imposes strict standards to prevent fraud and dishonesty. If employees become aware of any evidence of fraud or dishonesty, they should immediately report it in accordance with the Company’s Whistle-blower’s Policy.

When an employee’s position requires spending Company funds or incurring any reimbursable personal expenses, that individual must use good judgment on the Company’s behalf to ensure that good value is received for every expenditure. Company funds and all other assets of the Company are for Company purposes only and not for personal benefit.

This includes the personal use of organizational assets, such as computers.

Company Records and Communications

Accurate and reliable records of many kinds are necessary to meet the Company’s legal and financial obligations and to manage the affairs of the Company. The Company’s books and records must reflect in a full, fair, accurate and timely manner all business transactions. The employees responsible for accounting and record keeping must fully disclose and record all assets, liabilities, or both, and must exercise diligence in enforcing these requirements.

Employees must not make or engage in any false record or communication of any kind, whether internal or external, including but not limited to:

•	False expense, attendance, production, research, financial, or similar reports and statements

•	False advertising, deceptive marketing practices, or other misleading representations

Dealing With Outside People and Organizations

Employees must take care to separate their personal roles from their Company positions when communicating on matters not involving Company business. Employees must not use Company identification, stationery, supplies, and equipment for personal or political matters.

When communicating publicly on matters that involve Company business, employees must not presume to speak for the Company on any topic.  At this time, the President and CEO serves as the primary investor relations contact for the Company.  Any questions from the press or public should be referred to the President and CEO.  Public comments about the Company’s business should be limited to information that has been publicly disclosed in either a quarterly (Form 10-Q) or annual (Form 10-K) filing with the SEC or in a Company press release.  For convenient reference, copies of all such filings and reports are kept in the reception area.

When dealing with anyone outside the Company, including public officials, employees must take care not to compromise the integrity or damage the reputation of the Company, any of its directors, officers or employees, or any outside individual, business, or government body.

Prompt Communications

In all matters relevant to customers, suppliers, government authorities, the public and others in the Company, all employees must make every effort to achieve complete, accurate, and timely communications, subject to and consistent with Company policies on confidentiality and the making of public statements on behalf of the Company.

Privacy and Confidentiality

Confidential information includes all non-public information that might be of use to competitors of the Company, or harmful to the Company or its customers, if disclosed.  Directors, officers and employees of the Company must maintain the confidentiality of confidential information entrusted to them by the Company. Confidential information includes any information that is clearly identified as confidential, but also includes information that the employee knows or believes not to be publicly available or known. Whenever unsure about the confidential nature of information, employees should inquire of their supervisor and the President and CEO.

When handling financial and personal information about customers or others with whom the Company has dealings, observe the following principles:

1. Collect, use, and retain only the personal information necessary for the Company’s business. Whenever possible, obtain any relevant information directly from the person concerned. Use only reputable and reliable sources to supplement this information.

2. Retain information only for as long as necessary or as required by law. Protect the physical security of this information.  In the event of a subpoena, or a pending, imminent or contemplated litigation or governmental investigation or proceeding, records should not be destroyed.  In such event, please consult with the President and CEO.

3. Limit internal access to personal information to those with a legitimate business reason for seeking that information. Use personal information only for the purposes for which it was originally obtained. Obtain the consent of the person concerned before externally disclosing any personal information, unless legal process or contractual obligation provides otherwise.

Reporting Any Illegal or Unethical Behavior

Employees are encouraged to talk to supervisors or other appropriate personnel promptly about any observed or potential illegal or unethical behavior.  Alternatively, they may contact any member of the Sarbanes-Oxley Committee or the Audit Committee of the Board of Directors.  This includes, but is not limited to, concerns regarding questionable accounting or auditing matters or internal controls.  The Company will not permit retaliation of any kind by or on behalf of the Company against good faith reports or complaints of violations of this Code or other illegal or unethical conduct, as provided in the Company’s Whistle-blower Policy.

Failure to Comply

A failure by any director, officer or employee to comply with the laws or regulations governing the Company’s business, this Code or any other Company policy or requirement may result in disciplinary action, including immediate dismissal and, if warranted, legal proceedings.

Amendment, Modification, and Waiver

This Code may be amended, modified or waived by the Board of Directors or the Audit Committee of the Board of Directors.  Any waiver relating to an executive officer will be disclosed in a Current Report on Form 8-K within 5 days of such waiver.